File No 82-34731

GAMBRO

PRESS RELEASE
June 19, 2006

Proposals to the Extraordinary Shareholders' Meeting

Ahead of Gambro AB's Extraordinary Shareholders' Meeting on 21 June 2006, Indap AB, holding 93 percent of the capital and 95 percent of the votes in Gambro AB after the public tender offer, makes the following proposals regarding Items 2, 7 and 9:

2. Olof Wærn, attorney at law, is proposed to serve as chairman of the meeting.
7. The number of directors of the board is proposed to be six (6), with two (2) deputy directors.
9. The following persons are proposed to serve as board members for the period up to the Annual General Meeting 2007:

- Mats Fischier
- Tuve Johannesson
- Lennart Johansson
- Thomas von Koch
- Massimo Rossi
- Peter Sjöstrand

The following persons are proposed to serve as deputy board members for the period up to the Annual General Meeting 2007:

- Petri Myllyneva
- Johan Röhss

Massimo Rossi is proposed to serve as chairman of the board. All proposed board members and deputy board members are for new election. Further information about the proposed board members and deputy board members can be found on the company's website, www.gambro.com

Stockholm, June 2006

THE BOARD OF DIRECTORS

For further information please contact:
Paula Treutiger, Vice President, Corporate Communications, tel. +46-8-613 65 99, +46-73-366 65 99
Sophie Monsén, Manager, Investor Relations, Corporate Finance, tel. +46-8-613 65 02, +46-73-366 65 02

Gambro is a global medical technology company with related services and has leading positions in renal care - services and products - and blood component technology. Gambro Renal Products develops and supplies hemodialysis, peritoneal dialysis, and acute renal and liver dialysis products, therapies and services. Gambro Healthcare is a provider of end-stage renal disease treatment and patient care. Gambro BCT develops and provides blood collection, apheresis and cell therapy products and services.

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
info@gambro.com
www.gambro.com

7/13

GAMBRO

June 19, 2006

Presentation of the board member and deputy board members proposed for election at the Extraordinary Shareholders' Meeting

Mats Fischier (born 1946) Agronomist.
Chairman of the Board of Phabia AB, Gyros AB and Aerocrine AB, Board member of Millicore AB and Atos Medical AB. Has previously been Managing director of Perbio Science, Division manager in Perstorp AB and Nobelindustrier AB and BSoard member of Perbio Science.
Independent of the company and its management: Yes
Independent of the major owners: Yes
Own or related persons ownership in the company: None

Tuve Johannesson (born 1943) BSc and MBA.
Chairman of the Board of Arctic Island Ltd, EcoLean International A/S and IBX Integrated Business Exchange AB, Board member of A. Korkunov Chocolate, Chumak, Skandinaviska Enskilda Banken, Swedish Match AB, Cardo AB and Meda AB. Advisor to J.C.B. Ltd. Has previously been deputy Chairman of the Board of Volvo Car Corporation, President and managing director of Volvo VME, Volvo Construction Equipment Corporation and Volvo Car Corporation, and President and managing director in many companies within the Tetra Pak Group.
Independent of the company and its management: Yes
Independent of the major owners: Yes
Own or related persons ownership in the company: None

Lennart Johansson (born 1955) MBA.
Member of Investor AB's management group and responsible for business development at Investor AB. Board member of B-Business Partners BV, Centennial Software Ltd, AEP Networks Ltd and IBX Integrated Business Exchange AB and of SAAB AB. Has previously been Managing director of B-Business Partners BV and of Emerging Technologies ET AB, has worked for Atlas Copco AB within the group management and at different positions in controlling, accounting and auditing and has worked for Nordic Management AB.
Independent of the company and its management: Yes
Independent of the major owners: No
Own or related persons ownership in the company: None

Thomas von Koch (born 1966) MSc.
Senior Partner of EQT Partners AB. Board member of Plantasjen ASA, VTI Technologies OY and Duni AB. Has previously been working for Investor AB.
Independent of the company and its management: Yes
Independent of the major owners: No
Own or related persons ownership in the company: None

Gambro is a global medical technology company with related services and has leading positions in renal care - services and products - and blood component technology. Gambro Renal Products develops and supplies hemodialysis, peritoneal dialysis, and acute renal and liver dialysis products, therapies and services. Gambro Healthcare is a provider of end-stage renal disease treatment and patient care. Gambro BCT develops and provides blood collection, apheresis and cell therapy products and services.

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
info@gambro.com
www.gambro.com

GAMBRO®

June 19, 2006

Massimo Rossi (born 1942) BSc.
Member of EQT funds' investment committee. Has worked within the Swedish Match Group during the main part of his career, where he was president during the years 1988-1993. Founder of Franca and Massimo Rossi Solsticke Fond 1992.
Independent of the company and its management: Yes
Independent of the major owners: No
Own or related persons ownership in the company: None

Peter Sjöstrand (born 1946) MD and MSc.
Chairman of the Board of Meda AB, Innate Pharmaceuticals AB and Oscar Hirsch Memory Foundation, Board member of Active Biotech AB and Aleris AB. Has previously been deputy Managing director and CFO of the Astra Group and Director of the Board of, amongst others, Pharma Vision AG, Trygg-Hansa AB, Aga AB and Tularik Inc.
Independent of the company and its management: Yes
Independent of the major owners: Yes
Own or related persons ownership in the company: None

Petri Myllyneva (born 1963) LLM and MSc.
Senior Partner of EQT Partners AB, Board member of HemoCue AB and Salcomp Plc. Has previously been President of Roschier Holmberg Attorneys Ltd's Turku office, worked for PerkinElmer Inc. and been Senior deputy managing director of PerkinElmer Life Sciences Inc.
Independent of the company and its management: Yes
Independent of the major owners: No
Own or related persons ownership in the company: None

Johan Röhss (born 1958) MSc.
Investment Manager at Investor AB. Has previously been Deputy managing director/CFO of ICA Ahold AB, Deputy managing director of Bilia AB and Managing director of Duka AB and Consultant at McKinsey & Company.
Independent of the company and its management: Yes
Independent of the major owners: No
Own or related persons ownership in the company: None

For further information please contact:
Paula Treutiger, Vice President, Corporate Communications, tel. +46-8-613 65 99, +46-73-366 65 99
Sophie Monsén, Manager, Investor Relations, Corporate Finance, tel. +46-8-613 65 02,
+46-73-366 65 02S

Gambro is a global medical technology company with related services and has leading positions in renal care - services and products - and blood component technology. Gambro Renal Products develops and supplies hemodialysis, peritoneal dialysis, and acute renal and liver dialysis products, therapies and services. Gambro Healthcare is a provider of end-stage renal disease treatment and patient care. Gambro BCT develops and provides blood collection, apheresis and cell therapy products and services.

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
info@gambro.com
www.gambro.com

GAMBRO

PRESS RELEASE
June 21, 2006

Report from Gambro's Extraordinary Shareholders' Meeting, June 21, 2006

The Meeting approved the proposal that the number of Board of Directors should be six (6), with two (2) deputy directors. This means that all members of the Board elected by the annual general meeting in April 2006 leaves the Board.

Mats Fischier, Tuve Johannesson, Lennart Johansson, Thomas von Koch, Massimo Rossi and Peter Sjöstrand were elected new members of the Board for the period up to the Annual General Meeting 2007. Petri Myllyneva and Johan Röhss were elected as deputy board members for the period up to the Annual General Meeting 2007.

Massimo Rossi was elected Chairman of the Board.

The Extra shareholders' meeting ratified the decision taken at the Annual General Meeting regarding a total fee to the Board of Directors for 2006 of SEK 4,300,000.

For further information please contact:
Paula Treutiger, Vice President, Corporate Communications, tel. +46-8-613 65 99, +46-73-366 65 99
Sophie Monsén, Manager, Investor Relations, Corporate Finance, tel. +46-8-613 65 02, +46-73-366 65 02

Gambro is a global medical technology company with related services and has leading positions in renal care - services and products - and blood component technology. Gambro Renal Products develops and supplies hemodialysis, peritoneal dialysis, and acute renal and liver dialysis products, therapies and services. Gambro Healthcare is a provider of end-stage renal disease treatment and patient care. Gambro BCT develops and provides blood collection, apheresis and cell therapy products and services.

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
info@gambro.com
www.gambro.com

GAMBRO

PRESS RELEASE
June 22, 2006

Gambro will apply for de-listing

Indap AB, controlling 98.5% of all shares in Gambro, has requested redemption of all remaining shares in Gambro. The procedure will be initiated promptly and notification will be announced shortly in the Swedish papers: Post och Inrikes Tidningar, Dagens Nyheter and Svenska Dagbladet. As a consequence of the requested redemption the Board of Gambro will apply to the Stockholm Stock Exchange for de-listing of the Gambro share.

For further information please contact:
Paula Treutiger, Vice President, Corporate Communications, tel. +46-8-613 65 99, +46-73-366 65 99
Sophie Monsén, Manager, Investor Relations, Corporate Finance, tel. +46-8-613 65 02, +46-73-366 65 02

Gambro is a global medical technology company with related services and has leading positions in renal care - services and products - and blood component technology. Gambro Renal Products develops and supplies hemodialysis, peritoneal dialysis, and acute renal and liver dialysis products, therapies and services. Gambro Healthcare is a provider of end-stage renal disease treatment and patient care. Gambro BCT develops and provides blood collection, apheresis and cell therapy products and services.

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
info@gambro.com
www.gambro.com

File No 82-34731

GAMBRO®

PRESS RELEASE
June 26, 2006

Changed date of earnings release

Gambro has decided to move the publishing of the second quarter earnings release forward until further notice. The earnings release was planned for July 21, 2006.

For further information please contact:
Paula Treutiger, Vice President, Corporate Communications, tel. +46-8-613 65 99, +46-73-366 65 99
Sophie Monsén, Manager, Investor Relations, Corporate Finance, tel. +46-8-613 65 02, +46-73-366 65 02

Gambro is a global medical technology company with related services and has leading positions in renal care - services and products - and blood component technology. Gambro Renal Products develops and supplies hemodialysis, peritoneal dialysis, and acute renal and liver dialysis products, therapies and services. Gambro Healthcare is a provider of end-stage renal disease treatment and patient care. Gambro BCT develops and provides blood collection, apheresis and cell therapy products and services.

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
info@gambro.com
www.gambro.com

File No 82-34731

GAMBRO

PRESS RELEASE
July 3, 2006

Final trading day of Gambro July 19, 2006

The Stockholm Stock Exchange has upon application of the Board of directors of Gambro decided to de-list Gambro on July 20, 2006. The last trading day in the Gambro share is accordingly July 19, 2006.

For further information please contact:
Paula Treutiger, Vice President, Corporate Communications, tel. +46-8-613 65 99, +46-73-366 65 99
Sophie Monsén, Manager, Investor Relations, Corporate Finance, tel. +46-8-613 65 02, +46-73-366 65 02

Gambro is a global medical technology company with related services and has leading positions in renal care - services and products - and blood component technology. Gambro Renal Products develops and supplies hemodialysis, peritoneal dialysis, and acute renal and liver dialysis products, therapies and services. Gambro Healthcare is a provider of end-stage renal disease treatment and patient care. Gambro BCT develops and provides blood collection, apheresis and cell therapy products and services.

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
info@gambro.com
www.gambro.com